UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO	VP, Treasurer
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES PRELIMINARY 2011 FULL YEAR AND Q4 RESULTS

Hawthorne, NY, February 10, 2012 - Taro Pharmaceutical Industries Ltd. (“Taro,” or the “Company,” Pink Sheets: TAROF) today provided unaudited financial results for the quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Highlights vs. 2010
●	Net sales of $148.1 million, increased $45.5 million, or 44.3%,
●	Gross profit, as a percentage of net sales was 71.6%, compared to 59.6%, principally driven by increased selling prices on select products in the U.S. market as overall volumes were flat,
●	Selling, marketing, general and administrative expenses decreased $6.2 million, or 22.0%,
●	Operating income of $74.5 million, or 50.3% of net sales, compared to $21.6 million, or 21.0% of net sales,
●	Net income was negatively impacted by foreign exchange (FX) expense of $6.3 million, compared to $3.7 million,
●	Net income attributable to Taro was $62.4 million, compared to $16.5 million, an increase of $45.9 million, resulting in diluted earnings per share of $1.40 compared to $0.38.

Year to Date 2011 Highlights vs. 2010
●	Net sales of $505.7 million, increased $113.1 million, or 28.8%,
●	Gross profit, as a percentage of net sales was 65.2%, compared to 59.5%,
●	Selling, marketing, general and administrative expenses decreased $14.0 million, or 13.0%,
●	Operating income of $204.0 million, or 40.3% of net sales, compared to $86.5 million, or 22.0% of net sales,
●	Net income was favorably impacted by FX income of $6.9 million, compared to FX expense of $5.3 million - a $12.2 million benefit,
●	Net income attributable to Taro was $182.7 million compared to $64.1 million, a $118.6 million increase, resulting in diluted earnings per share of $4.11 compared to $1.53.

Taro’s Interim Chief Executive Officer, Jim Kedrowski, stated, “We are very pleased with both 2011’s fourth quarter and full year performance.  The successful execution of our strategic plans and changes we have implemented are reflected in these solid financial results.  The Company’s performance across all markets was very positive, however, a significant portion of the quarter’s growth in net sales and profits was derived from price increases on select products in the U.S. market and may not be sustainable.”

Taro Pharmaceutical Industries Ltd.

Cash Flows and Balance Sheet Highlights
●	Cash flows from operations were $181.4 million compared to $70.5 million in 2010,
●	Cash, including marketable securities, increased $170.0 million from December 31, 2010 to $258.8 million,
●	Trade accounts receivable increased primarily from increased sales in the U.S.,
●	Other receivables and prepaid expenses increased primarily as a result of increases in current deferred tax assets,
●	Inventories increased due to our strategic focus to increase inventory levels to better serve our customers,
●	Other assets decreased due to the utilization of deferred tax assets in the U.S.,
●	Total debt decreased $14.7 million to $44.7 million at December 31, 2011,
●	Trade payables and other current liabilities increased largely due to increases in taxes payable in Canada and Israel and Medicaid and indirect rebates in the U.S.

FDA Filings
During the quarter, Taro filed an Abbreviated New Drug Application (“ANDA”) for one product with the U.S. Food and Drug Administration (“FDA”).  For the year, Taro has filed ANDAs for three products and has received approval for ANDAs representing seven products.  Additionally, ANDAs for 23 products (including four tentative approvals) and one New Drug Application await FDA approval.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.  Final audited results will be included in the Company's Form 20-F to be filed with the U.S. Securities and Exchange Commission (“SEC”) in April 2012.

************************
About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENTS
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and financial information for 2011.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include the evaluation of the Sun Pharma tender offer by Taro’s Board of Directors, acceptance of the offer by Taro Shareholders, approval, if any required, by regulatory authorities, the possible unavailability of financial information, actions of the Company's lenders and creditors, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data)

	Quarter Ended		Year to Date
	December 31,		December 31,
	2011	2010	2011	2010(1)
	(unaudited)	(unaudited)	(unaudited)	(audited)

Sales, net	$148,105	$102,654	$505,668	$392,535
Cost of sales	42,056	41,321	176,143	159,045
Impairment	-	113	-	113
Gross Profit	106,049	61,220	329,525	233,377

Operating Expenses:
Research and development, net	8,867	8,896	30,867	36,393
Selling, marketing, general and administrative	21,930	28,123	93,918	107,902
Impairment	784	2,617	784	2,617
Operating income	74,468	21,584	203,956	86,465

Financial Expenses, net:
Interest and other financial expenses, net	315	1,669	3,223	6,558
Foreign exchange expense (income)	6,312	3,713	(6,920)	5,282
Other (expense) income, net	(565)	602	609	755
Income before income taxes	67,276	16,804	208,262	75,380
Tax expense	4,584	5,457	24,551	10,477
Income from continuing operations	62,692	11,347	183,711	64,903

Net (loss) income from discontinued operations(2)	(344)	5,172	(433)	(352)
Net income	62,348	16,519	183,278	64,551
Net (loss) income attributable to non-controlling interest(3)	(52)	25	598	473

Net income attributable to Taro	$62,400	$16,494	$182,680	$64,078

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$1.41	$0.26	$4.12	$1.60
Diluted	$1.41	$0.26	$4.12	$1.54

Net (loss) income per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.01)	$0.12	$(0.01)	$(0.01)
Diluted	$(0.01)	$0.12	$(0.01)	$(0.01)

Net income per ordinary share attributable to Taro:
Basic	$1.40	$0.38	$4.11	$1.59
Diluted	$1.40	$0.38	$4.11	$1.53

Weighted-average number of shares used to compute net income per share:
Basic	44,474,727	43,059,483	44,405,539	40,271,669
Diluted	44,550,022	43,627,343	44,491,482	41,850,324

(1)	The 2010 information is updated from the January 22, 2011 press release and agrees to Form 20-F as filed with the SEC on June 29, 2011 and amended on January 10, 2012.
(2)	In 2010, the Company closed its Ireland manufacturing facility and decided to sell the facility and has therefore classified its Irish subsidiary as discontinued operations.
(3)
Represents the impact of the Company adopting FASB ASC Section 810-10-65, which requires the Company to allocate income or loss attributable to a non-controlling interest based on the respective ownership percentages.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2011	2010
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$150,001	$54,144
Short-term bank deposits	89,814	31,000
Restricted short-term bank deposits	16,080	-
Marketable securities	2,901	3,693
Accounts receivable and other:
Trade, net	120,832	73,406
Other receivables and prepaid expenses	94,344	49,251
Inventories	107,378	83,709
Long-term assets held for sale, net(1)	81	434
TOTAL CURRENT ASSETS	581,431	295,637

Long-term receivables and other assets	23,131	30,663
Property, plant and equipment, net	152,532	163,596
Other assets	38,751	66,546
TOTAL ASSETS	$795,845	$556,442

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short-term loans	$-	$14,885
Current maturities of long-term debt	17,073	13,310
Trade payables and other current liabilities	173,310	101,591
TOTAL CURRENT LIABILITIES	190,383	129,786

Long-term debt, net of current maturities	27,614	31,225
Deferred taxes and other long-term liabilities	6,785	10,918
TOTAL LIABILITIES	224,782	171,929

Taro shareholders’ equity	567,264	381,312
Non-controlling interest(2)	3,799	3,201

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$795,845	$556,442

(1)	In 2010, the Company closed its Ireland manufacturing facility and decided to sell the facility and therefore has classified the related assets as held for sale.
(2)
Represents the impact of the Company adopting FASB ASC Section 810-10-65, which requires the Company to allocate income or loss attributable to a non-controlling interest based on the respective ownership percentages.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Years Ended December 31,
	2011	2010
	(unaudited)	(audited)
Operating Activities
Net income	$183,278	$64,551
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	18,730	18,827
Impairment of long-lived assets	784	2,730
Stock-based compensation	59	285
Capital loss on sales of assets, net	571	33
(Decrease) increase in long-term debt due to currency fluctuations	(1,835)	3,362
Increase in trade receivables	(47,565)	(11,519)
Change in derivative instruments, net	5,239	(2,140)
(Increase) decrease in other receivables, prepaid expenses and other assets	(21,479)	12,539
Increase in inventories	(24,464)	(14,464)
Foreign exchange effect on intercompany balances	(3,249)	307
Increase (decrease) in trade and other payables	71,338	(4,027)
Net cash provided by operating activities	181,407	70,484

Investing Activities:
Purchase of property plant & equipment, net of related grants	(6,293)	(5,656)
Proceeds from (investment in) long-term deposits and other assets	1,127	(4,201)
Investment in other intangible assets	-	(5,097)
Investment in short-term bank deposits	(60,033)	(10,026)
(Investment in) proceeds from restricted bank deposits	(15,562)	900
Proceeds from sale of long-lived assets	431	69
Net cash used in investing activities	(80,330)	(24,011)

Financing Activities:
Proceeds from issuance of shares, net	8,850	21,775
Proceeds from long-term debt and capital leases	-	22
Repayments of long-term debt	(12,898)	(34,579)
Repayments of short-term bank debt, net	-	(73,331)
Net cash used in financing activities	(4,048)	(86,113)

Effect of exchange rate changes	(1,172)	477
Net increase (decrease) in cash	95,857	(39,163)
Cash at beginning of period	54,144	93,307

Cash at end of period	$150,001	$54,144

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 10, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer